Exhibit 99.10

April 24, 2019

Consent Letter

Reference is hereby made to those certain NIS 1,166,100,000 Fixed Rate Secured Notes due on January 29, 2020 (the “Notes”) which are constituted by, are subject to, and have the benefit of, an Assumption Agreement dated as of November 30, 2012 (the “Assumption Agreement”), an amended and restated Trust Deed dated January 29, 2013 (“Deed of Trust”), the Amended and Restated Terms and Conditions of the Notes dated January 29, 2013 (the “Note Terms”), a certain Consent Letter executed by the Issuer and the Trustee dated October 25, 2018 (the “October 2018 Consent”), an amendment to the October 2018 Consent dated December 26, 2018 (the “December 2018 Amendment”, collectively with the Assumption Agreement, the Deed of Trust, the Note Terms, the October 2018 Consent and any other ancillary documents related thereto, in each case as may be amended from time to time, the “Loan Documents”). Capitalized terms used herein shall have the meanings assigned to them in the Note Terms unless otherwise defined herein or the context requires otherwise.

1.

As Issuer has commenced discussions with the Noteholders regarding the terms of the Loan Documents, the parties have agreed that the payment of the interest payable under the Loan Documents that falls due on April 28, 2019 (the “Interest Amount”) shall be postponed to a date as determined by the Noteholders and notified to the Issuer by the Trustee upon three (3) Business Days prior written notice, pursuant to Clause 6 of the Assumption Agreement (Notices) (the “Deferment Period”), with the express agreement that:

(i)	the Interest Amount will be due and payable in full on the last day of the Deferment Period;

(ii)	the Notes shall continue to bear interest in accordance with the terms and conditions of the Loan Documents during (and after) the Deferment Period;

(iii)	no change shall be made to the Interest Periods or to any subsequent Interest Payment Date and each shall remain as originally contemplated under the Loan Documents; and

(iv)

the Interest Amount (which - for the avoidance of doubt - includes the interest amount accrued during the period from January 5, 2019 and until the Deferred Interest Payment Date (as such term is defined in the December 2018 Amendment) (both dates inclusive), in accordance with the provisions of clause 1(iii) of the December 2018 Amendment) will accrue interest at the Rate of Interest from April 28, 2019 until the end of the Deferment Period (both dates inclusive), with such interest to be due and payable in full on the last day of the Deferment Period, where the provisions of clause 7 (and in particular, but without limitation, clauses 7(c) and (d)) of the Assumption Agreement shall continue to apply without variation in respect of payment of the Interest Amount and in respect of the interest payable thereon pursuant to this clause 1(iv), where any Tax Gross Up amount payable by Issuer shall be due and payable by the Issuer as and when due and whether on an interest accrual or payment basis.

2.

The Trustee, acting with the consent of the Noteholders, consents to the agreements set forth in clause 1 above (the “Consent”), it being understood that the Consent shall be limited precisely as written and relate solely to the interest payment due on April 28, 2019 and not to any other payment, and nothing in this letter shall be deemed a waiver of compliance by the Issuer or an amendment with respect to any other term, provision or condition of the Loan Documents, or any other instrument or agreement referred to therein, or prejudice any right or remedy that the Trustee or Noteholders may now have or may have in the future under or in connection with the Loan Documents or any other instrument or agreement referred to therein.

3.

Issuer hereby represents and warrants that (i) it is duly incorporated and validly existing under the laws of the State of Israel; (ii) all authorizations, consents and approvals required by Issuer in connection with the execution of this letter have been obtained and are in full force and effect; and (iii) this letter constitutes a legal, valid, binding and enforceable obligation of the Issuer.

4.	Condition 13 of the Note Terms (Governing Law and Jurisdiction) shall apply to this letter (mutatis mutandis).

5.

Issuer shall reimburse the Trustee and the Noteholders, within 10 days of first demand, for all of their reasonable out-of-pocket costs and expenses (including out-of-pocket attorney fees) in connection with the preparation and execution of this letter, up to an amount of US$10,000 plus VAT.

6.	This letter shall constitute an “Issue Document” within the meaning of such term under the Note Terms.

The foregoing is agreed by all the signatories hereto as of the date first set forth above.

S.B. Israel Telecom Ltd.

By:	/s/ Adam Chesnoff
Adam Chesnoff

Hermetic Trust (1975) Ltd.

/s/ Dan Avnon
By:	Dan Avnon Co-CEO

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